UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ORION GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68628V308

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68628V308

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,687,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,687,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) PN; HC; IA
(1)

Based upon 29,550,353 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended June 30, 2019, that was filed on August 2, 2019.

CUSIP No. 68628V308

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,687,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,687,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) PN
(1)

Based upon 29,550,353 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended June 30, 2019, that was filed on August 2, 2019.

CUSIP No. 68628V308

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,687,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,687,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) HC; OO
(1)

Based upon 29,550,353 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended June 30, 2019, that was filed on August 2, 2019.

CUSIP No. 68628V308

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,687,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,687,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (1)
14.	Type of Reporting Person (See Instructions) HC; IN
(1)

Based upon 29,550,353 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended June 30, 2019, that was filed on August 2, 2019.

This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to shares of common stock, $0.01 par value (the “Common Stock”), of Orion Group Holdings, Inc., a Delaware corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2019 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“In open market purchases between July 19, 2019 and September 10, 2019, the Reporting Persons expended an aggregate of approximately $408,411 (including commissions) to acquire 101,742 shares of Common Stock of the Issuer in various open market transactions. The funds used for the purchase of shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of Palogic Value Fund.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2019	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

By:	Palogic Value Management, L.P.
Its:	General Partner

By:	Palogic Capital Management, LLC
Its:	General Partner

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF ORION GROUP

HOLDINGS, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share (1)

Palogic Value Fund, L.P.	07/19/2019	Open Market Purchases	26,415		3.6272

Palogic Value Fund, L.P.	08/05/2019	Open Market Purchases	10,000		4.3821

Palogic Value Fund, L.P.	08/08/2019	Open Market Purchases	9,047		4.1988

Palogic Value Fund, L.P.	08/09/2019	Open Market Purchases	330		4.2014

Palogic Value Fund, L.P.	08/12/2019	Open Market Purchases	9,670		4.1363

Palogic Value Fund, L.P.	08/14/2019	Open Market Purchases	5,953		3.9590

Palogic Value Fund, L.P.	08/15/2019	Open Market Sales		12,600	4.2593

Palogic Value Fund, L.P.	08/16/2019	Open Market Sales		12,000	4.3397

Palogic Value Fund, L.P.	08/20/2019	Open Market Purchases	1,600		4.3787

Palogic Value Fund, L.P.	08/21/2019	Open Market Sales		3,300	4.4521

Palogic Value Fund, L.P.	08/22/2019	Open Market Sales		8,700	4.5770

Palogic Value Fund, L.P.	08/23/2019	Open Market Purchases	7,065		4.1545

Palogic Value Fund, L.P.	08/27/2019	Open Market Purchases	5,000		3.9662

Palogic Value Fund, L.P.	08/29/2019	Open Market Purchases	4,700		4.1016

Palogic Value Fund, L.P.	08/30/2019	Open Market Purchases	2,600		4.1417

Palogic Value Fund, L.P.	08/30/2019	Open Market Sales		2,600	4.1749

Palogic Value Fund, L.P.	09/03/2019	Open Market Purchases	5,000		3.9769

Palogic Value Fund, L.P.	09/04/2019	Open Market Purchases	5,000		4.0530

Palogic Value Fund, L.P.	09/05/2019	Open Market Purchases	8,918		4.1980

Palogic Value Fund, L.P.	09/05/2019	Open Market Sales		33,133	4.2223

Palogic Value Fund, L.P.	09/06/2019	Open Market Sales		2,550	4.2591

Palogic Value Fund, L.P.	09/10/2019	Open Market Purchases	444		4.5390

Palogic Value Fund, L.P.	09/10/2019	Open Market Sales		300,444	4.6833

Palogic Value Fund, L.P.	09/11/2019	Open Market Sales		112,125	4.9038

(1)	Including commissions.